July 16, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, DC 20549

Attn: Erin Donahue
Evan Ewing

Re: Nuburu, Inc.
Registration Statement on Form S-1 (File No. 333-288095)

Filed June 16, 2025

Dear Ms. Donahue and Mr. Ewing:

Set forth below is the response of Nuburu, Inc. (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2025, regarding the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For your convenience, the Company has set forth below the Staff comment followed by the Company’s response.

Registration Statement on Form S-1 filed June 16, 2025

General

1. We note that you seek to register up to (i) 6,086,957 shares of common stock issuable to SFE EI, (ii) 2,830,189 shares of common stock issued to Coeptis and (iii) 1,000,000 shares of common stock issuable to Phoenix. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. Here, it appears that (i) the SFE EI and Phoenix shares may be future issuances where each investor is not irrevocably bound to purchase a set number of securities for a set purchase price and (ii) the Coeptis transaction contains a true-up adjustment. Please provide us with your analysis regarding your eligibility to register the resale of the common stock that may be issued pursuant to the above transactions. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Question 139.11.

We believe that the registration of shares for resale by SFE EI and Phoenix is appropriate and we explain the basis for our conclusion with respect to each issuance below. In each case, the investor acquired a set number of shares determined using a fixed price that is not adjustable based on a market price or fluctuating ratio at a future date and the investor is at market risk with respect to the securities to be registered. We are removing the shares to be issued to Coeptis from this registration statement.

Location	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact
555 17th Street, Suite 3200 Denver, CO 80202-3921		p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

SFE EI

As described in the Form S-1, the Company entered into an agreement with SFE EI to issue 6,086,957 shares of common stock as consideration for SFE EI’s escrowing approximately $4.2 million in assets for purposes of guaranteeing the performance of the Company in connection with its obligations under the TCEI acquisition. The issuance of such shares is a firm fixed obligation of the Company. SFE EI has fully performed its obligations and, as of March 5, 2025, had escrowed the assets as required under the agreement. As a result, the Company became obligated to deliver exactly 6,086,957 shares to SFE EI. There is no market price adjustment mechanism or fluctuating ratio. SFE EI is fully at market risk with respect to such shares.

Phoenix

The issuance to Phoenix of 1,000,000 shares of common stock was in consideration for the engagement of Phoenix under an agreement described in the Form S-1. The issuance of such shares was a firm fixed obligation of the Company and there are no market price adjustment mechanisms or fluctuating ratios with respect to such shares. Phoenix performed its obligations that entitled it to receive such shares and such shares have been issued to Phoenix. Phoenix is the owner of record of such shares and is fully at market risk with respect to such shares. The Phoenix engagement agreement also provides for the issuance of additional shares in exchange for services in the future under certain circumstances, but shares that may be issuable in the future under the Phoenix agreement are not included on the Form S-1. Only the shares that have actually been issued to Phoenix are being registered on the Form S-1. We will clarify in the description of this transaction the fact that only shares that have been issued are being registered.

We respectfully contend that the shares included on the amended Form S-1 are appropriate and we have included clarifying language to address the Commission’s comments. Please contact the Company’s counsel at (303) 290-1086, if you should have any questions regarding the response contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler

Partner

Holland & Hart LLP